Exhibit 2.5
DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following Management’s Discussion and Analysis (“MD&A”) of Detour Gold Corporation (“Detour Gold” or the “Company”) is intended to supplement and complement the accompanying unaudited financial statements and notes for the three and nine month periods ended September 30, 2008 and compares the financial results for the three and nine month periods with the comparative periods in 2007. It should be read in conjunction with the audited financial statements and related notes and schedules for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles. This MD&A covers the most recently completed fiscal quarter of Detour Gold and the subsequent period up to November 10, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.
This MD&A contains certain forward-looking statements. Please see the cautionary language at the end of this MD&A.
Overview
The Company was incorporated on July 19, 2006 and is in the business of acquiring, exploring and developing mineral properties. The Company currently has no producing properties.
On January 31, 2007, the Company completed the acquisition of the Detour Lake property from Pelangio Mines Inc. (“Pelangio”) concurrently with the closing of its $35 million Initial Public Offering (“IPO”). The core of the project is located in the Porcupine Mining Division of Ontario, approximately 150 kilometres northeast of Timmins.
Exploration Activities
Detour Lake Property
Detour Gold continued its Phase II drilling program on the Detour Lake deposit (located on the Mine Option Property) in January 2008 and the program is now essentially complete. For the nine months in 2008, the Company has completed 235 drill holes totaling 100,032 metres. In July 2008, the Company started Phase III drilling program to complete the infill program on a 40 metre by 40 metre grid.
On July 2, 2008, the Company released an updated National Instrument 43-101 compliant mineral resource estimate for the Detour Lake gold project based on a detailed engineered pit design. The NI 43-101 Technical Report was filed on Sedar in August 2008. The update included results from the historical drilling, Phase I drilling (49,322 metres), and an additional 73,469 metres from Phase II drilling (representing 51% of Phase II). The measured and indicated gold resources increased by 125% from 4.8 million ounces to 10.8 million ounces while inferred gold resources decreased 20% from 3.0 million ounces to 2.4 million ounces. Based on a cut-off grade of 0.50 g/t gold and a gold price of US$700 per ounce, the in-pit resources included in a detailed engineered pit design are shown in Table 1.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 1. June 2008 Detailed Engineered Pit Design Resource Estimate
Base Case US$700/oz

		Grade Capped	Gold Ounces
	Tonnes	at 20 g/t Au	(capped)
	(millions)	(g/t Au)	(000’s)

Measured (M)	38.8	1.68	2,099
Indicated (I)	204.1	1.32	8,664

Total (M&I)	242.9	1.38	10,763

Inferred	63.9	1.19	2,452

Notes:

(1)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)	Base case assumes a gold price of US$700/oz gold and US dollar exchange rate of $1.10.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
The fully designed and engineered open pit resource presented in Table 1 was prepared by Patrice Live, Eng. of BBA Inc. The costs estimates used in the resource estimates were provided and reviewed by BBA Inc. The gold recovery was reviewed by Lawrence Melis, P.Eng. of Melis Engineering Ltd. The pit slope information used in the designed and engineered open pit resource was provided by Luiz Castro, P.Eng. of Golder Associates Ltd. All the names mentioned above are Qualified Persons with respect to the Company’s mineral properties in accordance with NI 43-101 regulations.
In the third quarter of 2008, the Company released drill results from 40 holes of the Phase II program. Results continue to indicate additional gold mineralization within and outside the US$700 pit shell, which will positively impact the final pit design (lower strip ratio) and resource base. In October 2008, the Company started an 8,000 metre drilling program on a 20 metre by 20 metre grid in the eastern portion of the deposit. The drilling will closely infill an area of 80 metres along strike (east-west) by 300 metre in width (north-south) to a depth of 160 metres. This program will further support a feasibility study since this portion of the deposit is scheduled to be mined in the first years of operation.
Furthermore, the Company has signed a Letter of Award (“LOA”) for the order of one SAG and two ball mills and is currently working towards a definitive contract which will include the payment profile, delay provisions and cancellation terms. The current arrangement has safeguards limiting the Company’s financial exposure to a maximum of US$12 million up to the end of 2009 should the contract be cancelled by the Company. The total value of the LOA is approximately US$48.5 million and the remaining balance (US$36.5 million) would be paid by instalment payments over the period to delivery, anticipated to occur in mid 2010 through May 2011 unless the delay provisions are exercised at the end of 2009 which could extend the delivery and the remaining payments schedule by up to 24 months.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Block A
On the Block A property, activities were limited to camp completion and maintenance. No exploration work took place in the third quarter of 2008. The Company intends to continue its exploration activities on Block A, subject to entering into a joint venture agreement with Trade Winds Ventures Inc. (“Trade Winds”). Trade Winds is the operator during the exploration phase. Trade Winds is currently proceeding with a NI 43-101 compliant mineral resource estimate update.
Corporate Activities
In April 2008, the Company entered into an agreement (the “Purchase Agreement”) with Goldcorp Canada Ltd. (“Goldcorp”) pursuant to which the Company will exercise its option (the “Mine Option”) and will acquire ownership of the Detour Lake mine property (the “Mine Option Property”) from Goldcorp (the “Transaction”). Following the completion of the Transaction, Detour Gold will be the sole owner of the Mine Option Property, including all the surface rights.
Pursuant to the terms of the Purchase Agreement, the Company will assume all of Goldcorp’s liabilities and obligations relating to the Mine Option Property and certain other exploration properties in the Detour Lake and Massicotte areas of Ontario and Quebec. Upon the exercise of the Mine Option and the closing of the Transaction, as per the terms of the Option and Access Agreement dated December 10, 1998, Detour Gold will grant Goldcorp a 1% royalty on the net smelter returns derived from the Mine Option Property (the “Mine Option Property NSR”). The Company will have the right to purchase the Mine Option Property NSR from Goldcorp at any time by paying Goldcorp the sum of $1,000,000.
The exercise of the Mine Option and the closing of the Transaction was completed on October 30, 2008. The Company estimates that the existing reclamation liability being assumed by this Transaction is $6.6 million.
In September 2008, Mr. Paul Martin was appointed Chief Financial Officer of the Company.
Outlook
The Detour Lake property, being the only asset of the Company, will remain the focus of exploration and development efforts over the short to medium term. In the near term, this includes completing a feasibility study, securing the remaining mining permits and sourcing capital to finance its ongoing operations.
The Company’s continuing operations are dependent on the raising of additional financing, debt and equity, to finance the development of the Detour Lake project. A feasibility study will quantify the capital costs necessary to bring the future mine into production. The amount and timing of these raisings may be materially impacted by the current economic turmoil in the capital markets that the world has experienced beginning in 2008 and which escalated in October 2008. As a result, it has restricted the cost of, and availability, of both equity and debt. Efforts made by central banks and governments around the world to inject capital has assisted in trying to reinvigorate bank lending however these markets remain relatively illiquid. There can be no assurance that the Company will be able to raise sufficient funds as and when such funds are required.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Detour Gold has sufficient funds to meet its 2008 and 2009 planned expenditures; however, following the completion of a feasibility study the Company will have to evaluate the development timetable and the necessity to look at such items as further ordering long lead items and completing detailed engineering. Commitments for these items will require that the Company source additional financing.
Market Trends
The Company’s profitability depends upon the world market price of gold. Gold prices have been increasing over the past three years. Overall, the gold price increased from US$410 per ounce in 2004 to US$445 per ounce in 2005, and although there was some volatility in late 2006, the average price over the year — US$604 per ounce — was still a substantial increase from 2005. The gold price averaged US$695 per ounce during 2007 and closed at US$836 per ounce on December 31, 2007. For the nine months ended September 30, 2008, the gold price averaged approximately US$897 per ounce and closed on November 10, 2008 at US$753 per ounce.
Results of Operations
The Company’s loss for the three months ended September 30, 2008 was $5.7 million compared to $5.8 million for the same period a year earlier. This variance is a combination of the following offsetting items: i) a $1.4 million increase in costs at our Detour Lake project, mainly due to exploration drilling and advancement of activities in support of a feasibility study; ii) an increase of $0.8 million in stock based compensation expense; iii) an increase of $0.4 million in professional fees due to a reallocation that took place in Q3-07; iv) an increase of $0.1 million in investor relations activities; v) an increase in $0.4 million in interest income and; vi) an increase of future income tax recovery of $2.4 million.
During the quarter, exploration and general and administrative expenses totaled $8.8 million (2007 - $6.1 million). Of the total expenses, $6.5 million related to exploration activities at the Detour Lake property and included $3.8 million for drilling, $1.0 million for advancing activities in support of a feasibility study and $0.7 million for assays and analysis. The remaining $2.3 million in expenses were incurred for corporate general and administrative activities such as management salaries, professional fees and investor relations.
For the nine months ended September 30, 2008, the loss totaled $20.8 million in comparison to $14.1 million for the same period in 2007. During the period, operating expenses totaled $29.3 million (2007 — $15.5 million) including $22.3 million (2007 — $12.5 million) in exploration and development expenditures. For the nine months ended September 30, 2008, the Company’s drilling and assaying expense increased to $16.7 million (2007 — $8.5 million), primarily due an increase in metres drilled. In addition, higher drilling cost per metre also contributed to the increase in drilling and assaying expense in 2008.
For the nine months ended September 30, 2008, most general and administrative expenses increased in comparison to 2007. The Company’s exploration success since its initial public offering in January 2007 has led to the advancement of the Detour Lake project and the hiring of management and administrative personnel and an increase in the general costs of a growing public company. For example, professional fees increased to $538,000 (2007-$175,000), salaries and management fees increased to $836,000 (2007 —

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
$668,000) primarily due to the addition of new employees; and investor relations expenses increased to $492,000 (2007 — $163,000).
The Company generated $1.6 million (2007 — $882,000) in interest income during the nine months ended September 30, 2008. The increase is due to higher cash balances which were generated by the proceeds from the $65.2 million equity issue completed in February 2008.
Also included in the loss for the nine months ended September 30, 2008, are the following non-cash items: $4.6 million (2007 — $1.6 million) in stock-based compensation costs and $6.8 million (2007 — $0.5 million) in future income tax recovery.
Summary of Quarterly Results

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
In Canadian dollars	2008	2008	2008	2007

Interest income	683,651	553,530	411,480	280,738
Loss (Earnings)	5,730,711	7,544,367	7,524,983	(2,182,173)
Loss (Earnings) per share(1)	0.13	0.17	0.19	(0.07)

				July 19, 06
	Third	Second	First	(Inception) to
	Quarter	Quarter	Quarter	December 31
	2007	2007	2007	2006

Interest income	304,713	330,050	247,099	59,225
Loss	5,776,608	4,569,445	3,778,170	587,160
Loss per share(1)	0.14	0.11	0.14	0.12

(1)	Loss per share remains the same on a fully diluted basis
During the period from the Company’s incorporation on July 19, 2006 to December 31, 2007, the Company’s activities have consisted substantially of establishing a business plan for the acquisition of the Detour Lake property. On January 31, 2007, the Company successfully completed an IPO and raised gross proceeds of $35 million with such funds directed towards the advancement of the Detour Lake property. The decline in interest income over the last two quarters of 2007 is a result of decreasing cash balances on hand due to the incremental exploration expenditures. The increase in interest income in the first, second and third quarter of 2008 is related to higher cash balance generating interest as the Company raised $61.9 million (net of commission) on February 21, 2008. The earnings of $2.2 million in the fourth quarter of 2007 is directly related to a $9.3 million non-cash year-end tax adjustment to reflect the increase in the property value for tax purposes as a consequence of the 2007 expenses incurred and change in future tax rates. The losses in the first, second and third quarter of 2008 include a similar non-cash tax recovery of $2.4 million, $2.0 million and $2.4 million respectively.
Liquidity
Historically, the Company’s sole source of funding has been the issuance of equity securities for cash. On February 21, 2008, Detour Gold completed a bought deal private placement of 4 million special warrants (the “Special Warrants”). The Special Warrants were issued to investors under applicable prospectus exemptions at a price of $16.30 per Special Warrant, representing aggregate gross proceeds of $65.2

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
million. A 5% cash commission was paid in relation to the placement. On April 25, 2008, a final receipt for the Short Form Prospectus was received qualifying the distribution of 4 million common shares of Detour Gold issuable upon the exercise of 4 million issued and outstanding Special Warrants. The exercise of the Special Warrants was completed on April 30, 2008.
To the date of this MD&A, 363,800 stock options were exercised for proceeds of $1.7 million.
The Company has not yet determined whether its property contains economically recoverable reserves. As a result, the Company has no current sources of revenue and relies on the issuance of shares or debt to generate the funds required to advance its projects. Industry and market conditions have allowed the Company to raise gross proceeds of $100.2 million since January 2007 but there can be no assurance of continued access to significant funding will continue in the future.
As at November 10, 2008, the Company had working capital of approximately $56 million. Detour Gold has sufficient funds to meet its 2008 and 2009 planned expenditures, however, following the completion of a feasibility study the Company will have to evaluate the development timetable and the necessity to lock in such items as ordering long lead items and commence detailed engineering. Commitments for these items will require that the Company source additional financing. In the event that the capital markets for debt and equity do not open, or management determines the cost of capital is too expensive, then the Company may have to delay the start of the eventual construction of the Detour Lake project.
All funds are currently held in cash or guaranteed investment certificates with Canadian banks. The Company held no asset backed commercial paper at any time since the incorporation.
As at September 30, 2008, the Company had operating lease obligations terminating in 2011 as follows: 2008 — $47,000, 2009 — $235,000, 2010 — $171,000 and 2011 — $116,000.
Capital Resources
The Company had no material commitments for capital expenditures as of September 30, 2008 other than the Letter of Award as described above. The Company has no lines of credit and there are no other sources of financing which have been arranged but are as yet unused.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.
Transactions with Related Parties
The Company had the following transactions with related parties during the three months ended September 30, 2008.
Officer
During the quarter ended September 30, 2008, the Company paid $43,500 (2007 — nil) in management fees to a company owned by an officer of the Company.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Critical Accounting Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the estimation of mineral resources, the determination of potential impairments of mineral property interest, the valuation of future income tax assets and liabilities, the rates of amortization of property and equipment, the assumptions used in determining asset retirement obligations and the fair value of stock-based compensation and other stock-based payments. Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.
Property and Equipment
As at September 30, 2008, the Company’s net value of its property and equipment was $475,446. The assets were purchased at a cost of $586,725 and are being amortized over the estimated useful lives.
Future Income Tax Asset and Liability
At the time of closing the transaction contemplated by the Purchase Agreement in January 2007, Detour Gold and Pelangio agreed for income tax purposes, to select a transfer price jointly under the Income Tax Act of not less than $10.3 million which created a long-term future income tax liability of $32.3 million due to a temporary tax difference. As at September 30, 2008, the future income tax amount was $13.6 million reflecting the increase in the property value for tax purposes as expenses incurred during the year qualified for Canadian Exploration Expenses and Canadian Exploration and Development Overhead Expenses combined with changes in future tax rates.
Stock-based Compensation
The Company recorded stock-based compensation expense of $1,581,197 for the quarter ended September 30, 2008. The stock-based compensation expense is based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rates, life of options, stock price volatility and the application of the Black-Scholes option pricing model.
Financial Instruments and Other Instruments
The Company has not used any hedging or other financial instruments since the inception of the Company.
Other MD&A Requirements
Additional information, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Disclosure of Outstanding Share Data
As at November 10, 2008, the date of this MD&A, the Company had outstanding the following securities:

Number

Common shares	44,863,800
Share purchase options [1]	3,379,200

1.	The weighted average price of the options is $8.60.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Control over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
There has been no change in the Company’s internal control over financial reporting during the Company’s period ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Risk Factors
An investment in the Company should be considered highly speculative. The following risk factors should be given special consideration when evaluating an investment in the Company.
Limited Property Portfolio
The Company’s only mineral property is the Detour Lake property. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon the Detour Lake property. If no additional mineral properties are acquired by Detour Gold, any adverse development affecting the Detour Lake property would have a material adverse effect on Detour Gold’s financial condition and results of operations.
Mining Exploration and Development
The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for, and the development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.
The Company’s exploration and future production may be hampered by mining, heritage and environmental legislation, industrial accidents, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future development and production activities.
Risks involved in mining operations include unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability. Further, weather conditions over a prolonged period can adversely affect exploration, production, mining and drilling operations and the timing of earning revenues.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Whether income will result from any of the Company’s projects will depend on the successful establishment of mining operations. Various factors, including costs, actual mineralization, consistency and reliability of ore grades, and commodity prices affect successful project development, future cash flow and profitability, and there can be no assurance that current estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development.
The recoverability of amounts for mineral properties and related deferred exploration costs is dependent upon the confirmation of the Company’s interest in the underlying claims, the Company’s ability to obtain necessary financing to complete development, future profitable production or, alternatively, upon disposition of such properties at a profit.
Financial Capability and Additional Financing
The Company has sufficient financial resources to undertake its presently planned exploration and development programs. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its Detour Lake property. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out exploration and development work on the Detour Lake property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of property interest. With respect to the property known as Block A, if the Company cannot obtain adequate funds or funds on reasonable terms it may elect not to fund future work programs on Block A, and its interest in the property will suffer dilution. According to the terms of the agreement between Pelangio and Trade Winds dated September 18, 2003, as assigned to the Company by Pelangio, the Company has the option, but not the obligation, to assume operatorship of the project.
There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Additional funds will be required for future exploration and development of the Detour Lake property.
If the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.
Fluctuating Gold Prices
The Company’s future profitability and the viability of development depends upon the world market price of gold, amongst other things. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of gold and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of gold and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
If the market price for gold falls significantly, it could affect the Company’s decision to proceed with further exploration and could materially and adversely affect the Company’s ability to finance the development of the Detour Lake project. Furthermore, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.
Gold prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them.
A decline in the market price of gold may also require the Company to reduce its mineral resources, which could have a material and adverse effect on the Company’s value.
Resource Estimates
The mineral resource figures included herein are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold price may affect the economic viability of any property held by the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. Until mineral resources are actually mined and processed, the quantity of mineral and resource grades must be considered as estimates only.
Aboriginal Title and Rights Claims
Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. Detour Gold has initiated dialogues with the Moose Cree First Nation, the Taykwa Tagamou Nation and the Wahgoshig First Nation respecting its plans for the Detour Lake project. Detour Gold is not aware of any treaty land entitlement claims or aboriginal land claims having been formally asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Detour Lake property. There can be no assurance that treaty or aboriginal rights will not be asserted during the course of the consultations. There can be no assurance that such events will not occur or that title and rights claims will not be asserted in the future in respect of the Company’s properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.
Environmental and Safety Regulations and Risks
Environmental laws and regulations affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Detour Lake project, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.
Management
The success of the Company is currently largely dependent on the performance of its officers. Shareholders will be relying on the good faith, experience and judgment of the Company’s management and advisors in supervising and providing for the effective management of the business of the Company. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business. The loss of the services of these persons could have a materially adverse effect on the Company’s business and prospects.
Competitive Conditions
The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the labour to operate the properties and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.
The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.
Conflict of Interest
Certain directors of the Company also serve as directors of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving these other companies will be made in accordance with the duties and obligations to deal fairly and in good faith with the Company and these other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Messrs. Thiessen, and Dickinson who are directors of the Company, are also directors of Hunter Dickinson Inc. (“HDI”). Mr. Thiessen is also a senior officer of HDI. HDI and the Company are parties to a services agreement dated July 19, 2006. Ms. Hibbard and Mr. Olson are each directors and shareholders, and in the case of Ms. Hibbard, an officer, of PDX Resources Inc.(“PDX”) (formerly Pelangio Mines Ltd.) and are also directors of the Company. PDX owns approximately 42.4% of the Company’s outstanding Common Shares, on an undiluted basis.
Government Regulation
The Company’s planned mineral exploration and development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development.
Many of the mineral rights and interests of the Company are subject to government approvals, licences and permits. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or development costs or reduction in levels of production at producing properties, if any, or require abandonment or delays in development of new mining properties.
Reclamation Obligation and Use of Estimates
The Company’s management estimates the cost to complete the reclamation of the existing mine site (Mine Option Property) to be approximately $6.6 million (See “Corporate Activities” re the Purchase Agreement). The Company issued, subsequent to September 30, 2008, a Letter of Credit (“LC”) in favour of the Ministry of Northern Development and Mines in October 2008 equal to the $6.6 million to cover estimated future reclamation obligations, incurred during the original mine operation, on the Mine Option Property. The LC is secured by an equal value investment certificate. The actual cost of completing the reclamation could be significantly higher.

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Permits
There is no assurance that the Company can obtain, or that there will not be delays in obtaining, the permits necessary to develop the Detour Lake project, including government approvals and permits required in connection with the Company’s future mining operations.
To the extent such approvals or consents are required and are delayed or not obtained, the Company may be curtailed or prohibited from proceeding with planned development of, or commencing mining operations on, the Detour Lake property.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of new mining properties.
Limited Operating History
The Company has not yet recorded any revenues from its operations nor has the Company commenced commercial production on the Detour Lake property. The Company does not expect to generate revenues from operations in the foreseeable future. The Company expects to continue to incur losses unless and until such time as the Detour Lake project enters into commercial production and generates sufficient revenues to fund its continuing operations. There can be no assurance that the Company will generate any revenues or achieve profitability or that the Detour Lake property or any of the properties it may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial productions of its properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.
Infrastructure
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The Detour Lake project will need sufficient infrastructure to commence and continue mining operations, and will need access to start-up and ongoing capital to establish and maintain the

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
infrastructure necessary to operate a mine on the Detour Lake property. There is no assurance that such infrastructure can be put in place or that the capital will be available to Detour Gold on satisfactory terms, or at all, in order to build and maintain such infrastructure, which would have a material adverse effect on Detour Gold financial condition and results of operation. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could also adversely affect the Company’s operations, financial condition and results of operations.
Joint Ventures
The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s future profitability, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:
i)	disagreement with joint venture partners on how to develop and operate mines efficiently;

ii)	inability of joint venture partners to meet their obligations to the joint venture or third party; and

iii)	litigation between joint venture partners regarding joint venture matters.
Third Party Claims on the Detour Lake Property
Title to, and the area of, resource claims may be disputed and additional amounts may be paid to surface rights owners in connection with any development of mining activity. Although the Company is satisfied, based on due diligence conducted by the Company, that its rights to the Detour Lake property are valid, there may be challenges, including aboriginal land claims, on the Detour Lake property which, if successful, could impair exploration, development and/or future mining operations.
No History of Earnings or Dividends
The Company has no history of earnings and as such the Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.
Insurance and Uninsurable Risks
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes, cyclones and other environmental occurrences, as well as political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labour disputes or changes in regulatory environment, monetary losses and possible legal liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.
Forward Looking Statements
This MD&A of the Company contains certain forward-looking information, as defined in applicable securities laws (referred to herein as “forward-looking statements”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Specifically, this MD&A includes forward-looking statements regarding:
•	the Company’s intent to advance the Detour Lake project towards the development stage, including the Company’s strategies and objectives with respect to the Detour Lake property, and specifically the Mine Option Property;

•	the Company’s planned drilling program and feasibility study work and the continuation of exploration programs on the Detour Lake property;

•	the Company’s estimate of the quantity and quality of its mineral resources;

•	the acquisition of additional mineral properties by the Company;

•	prices and price volatility for gold;

•	the ability of the Company to obtain all government approvals, permits and third party consents in connection with the Company’s exploration and development activities;

•	the Company’s estimates of any reclamation obligations assumed in connection with the exercise of the Mine Option by the Company;

•	the Company’s future exploration and capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations; and

•	general business and economic conditions.
Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs, exchange rate fluctuations and other risks involved in the gold exploration and development industry, as well as those risk factors listed above. Readers are cautioned that the forgoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following:
•	the availability of financing for the Company’s exploration and development activities;

•	the Company’s ability to attract and retain skilled staff;

•	the estimated timeline for the development of the Detour Lake project;

•	the supply and availability of consumables and services;

•	the accuracy of the Company’s resource estimates and the geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based;

•	the Company’s ongoing relations with its employees; and

•	general business and economic conditions.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any of its future results,

DETOUR GOLD CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.
Information Concerning Estimates of Measured, Indicated and Inferred Resources
This MD&A uses the terms “measured resources”, “indicated resources” and “inferred resources”. The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.